UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

1 MTS.RU 1 Attributable to the owners of the Company. MTS REPORTS Q2 2023 RESULTS grew by 14 . 8 % year - over - year to RUB 1 46 . 7 bn . increased 22.9% year - over - year to RUB 63.7 bn . amounted to RUB 16.8 bn , an increase of 53 . 5% year - over - year. Q2 2023 Consolidated Group Revenue Q2 2023 Group OIBDA Q2 2023 Group Net Profit 1 Viacheslav Nikolaev , President & CEO , commented: Moscow , August 22 , 2023 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company) (MOEX : MTSS) , a digital ecosystem, announces its second - quarter 2023 financial and operating results . In Q 2 2023 , consolidated Group revenue rose by 14 . 8 % year - over - year to RUB 1 46 . 7 bn , driven by positive contributions from all segments . Group OIBDA in the reporting period increased by 2 2 . 9 % to RUB 63 . 7 bn , supported by Fintech, Telecom and Media results . Strong growth in Net P rofit , following OIBDA, was supported by a decrease in interest expense . S MTS continues to implement a business strategy of developing an ecosystem of digital services with a sustainable telecommunications business as the foundation . Ecosystem clients generated for nearly half of our B 2 C revenue in the second quarter . We expect our ecosystem client base to expand at an even faster rate thanks to the launch of new products in the second half of 2023 as well as the expansion of the MTS Premium subscription and its integration with the MTS Cashback loyalty program . We are seeing robust growth in our B 2 B segment . MTS has become the leading mobile operator in the communication services market in terms of the number of customers, with a market share of 34% . I would also like to note the increase in AdTech revenues in the second quarter of 2023 , which grew more than 46 % year - over - year to RUB 8 . 5 billion . We continue to implement our strategy of optimizing our retail network, reducing our store count by more than 600 to 4 , 776 by the end of the second quarter . The issue of further network optimization will depend on the situation, as the retail market remains volatile . At year - end MTS will maintain its capital expenditures at the previous years level ; the investment is aimed at the network development and growth of ecosystem business - lines . The year - over - year decrease in CAPEX during the first six months of the year was related to bulk purchases of equipment in 1 H 2022 . At the same time, we continue to provide high - quality connectivity services for our 80 million subscribers ; the traffic volume transmitted to MTS subscriber devices in the second quarter amounted to 2 . 3 million terabytes, an increase of 15% . We also continue to see positive results from our technological transformation : we have already completed 32 % of the migration to our consolidated service platform, The Platform ; by the end of the year, we plan to have transferred more than 50 % of the IT landscape of the entire ecosystem .

2 MTS.RU BUSINESS - LINE HIGHLIGHTS TELECOM ▪ Revenue from Russia connectivity services in Q2 2023 increased 7 .6 % year - over - year to RUB 10 8 . 7 bn . ▪ The number of three - month active mobile subscribers in Russia increased slightly to 80 . 3 m as of the end of Q2 2023. FINTECH ▪ Fintech revenue increased 33.4% year - over - year in Q2 2023, reaching RUB 21 . 2 bn . ▪ The retail loan portfolio amounted to RUB 287 . 4 bn as of the end of the reporting period . MEDIA ▪ The number of over - the - top media subscribers increased 45 .1 % year - over - year to 7.2 m as of the end of Q 2 2023 . ▪ The total number of pay - TV subscribers ( satellite , cable , IPTV, OTT) rose 2 5 . 4% year - over - year to 11 . 7 m as of the end of the reporting period . ECOSYSTEM ▪ The number of ecosystem clients rose to 1 4.1 m , up 14.6 % compared with Q2 2022. ▪ 47.2% of adjusted B2C revenue 2 came from ecosystem clients in 2Q 2023. 2 Based on B2C connectivity revenue ( w/o fixed voice ) and the Bank’s operating income before provisions. S CB0

3 MTS.RU 3 Adjusted OIBDA for Q 2 2022 does not include a loss from the impairment of noncurrent assets in the amount of RUB 282 m . 4 Net of cash proceeds under a sharing agreement. 5 Excluding lease obligations . FINANCIAL RESULTS Consolidated MTS Group key figures ( RUB bn ) In Q 2 2023 , Group revenue increased 14 . 8 % to RUB 146 . 7 bn as a result of revenue growth in Telecom, Fintech, Adtech , Media, Retail and other segments . Group OIBDA in Q 2 2023 grew 22 . 9 % year - over - year to RUB 63 . 7 billion on the back of normalization of bank’s provisions and an increase in the consumption of financial services, as well as strong growth in Telecom’s B 2 B and B 2 C segments, coupled with effective cost management in the Media segment . Group net profit in Q 2 2023 rose 53 . 5 % year - over - year to RUB 16 . 8 bn . The increase was driven primarily by the double - digit increase in OIBDA, lower interest expenses and a positive securities revaluation . Growth was restrained by the weakening of the Russian ruble compared with the same period of the previous year . The decrease in Group cash capital expenditures to RUB 20 billion (down 9 . 4 % year - over - year) was due to large - scale equipment purchases in 1 H 2022 . CAPEX in the reporting period was aimed primarily at the network development and growth of Group’s business lines . As of June 30 , 2023 , MTS’s net debt totaled RUB 416 . 0 bn , with a weighted average interest rate of 7 . 6% . The Group’s ratio of net debt ex - LL to LTM adjusted OIBDA as of the end of Q 2 2023 was 1 . 8 x . 2Q23 2 Q22 Change, % Revenue 146 . 7 127 . 8 14 .8 % o/w Russia 144 . 3 126 .0 14 . 5% Adjusted OIBDA 3 63 .7 5 1 . 8 2 2 . 9% o/w Russia 63 . 5 51 . 2 23 . 9% Operating profit 34 . 3 2 2 . 3 53 .5 % Profit attributable to the owners of the Company 1 6 . 8 10 .9 53 . 5% Cash CAPEX 4 20 . 0 22 . 0 - 9 . 4% Net debt 5 416 . 0 4 19 .0 - 0 . 7% Net debt / LTM adjusted OIBDA 1 . 8 1 .9 - 0. 1 x 6 M 202 3 6 M 202 2 Change , % Operating cash flow 36 .0 54 .0 - 33. 3 % Free cash flow excl. Bank 36 . 2 - 5 . 3 n/a S

4 MTS.RU 6 Adjusted OIBDA for Q2 2022 does not include a loss from the impairment of noncurrent assets in the amount of RUB 282 m 7 Number of owned and franchised MTS stores in operation at the end of the reporting period. (RUB bn) 2 Q 23 2 Q 22 Change, % Revenue 144 . 3 1 26 .0 14 . 5 % B2C 98 . 9 86 . 1 15 . 0 % Connectivity 69 . 9 65 . 0 7 . 6 % Sales of handsets 8. 2 6 . 6 2 4 . 2 % Bank revenue 1 8 .8 1 3 .4 40 . 3 % Other 2 . 0 1. 1 88 .3% B2B/G 34.7 29.1 19.2% Connectivity 19 . 6 17 . 6 11 . 1% Adtech 8 . 5 5. 8 46 . 4% Sales of handsets 1.7 1 . 2 35 .5% Bank revenue 2 .1 2.1 - 3 . 0 % Cloud and other 3 . 0 2. 4 25 . 1 % B2O 19 . 2 18 . 4 4 . 3 % Elimination - 8. 6 - 7. 6 1 3 . 5 % Adjusted OIBDA 6 63 . 5 51 . 2 23 . 9 % margin 4 4 . 0% 4 0 . 6% 3 . 4 p . p. Net profit 1 7 . 4 12 .0 4 5. 2% margin 12 .1% 9 . 5% 2 . 6 p . p. Number of MTS retail stores 7 4 , 776 5 , 420 - 11 . 9 % Informative : connectivity revenue 10 8 . 7 10 1 . 0 7 .6% Russia results (accounts for over 98% of Group revenue ) Connectivity services revenue in Russia in Q 2 2023 rose 7 . 6 % year - over - year to RUB 108 . 7 bn thanks to higher revenues for basic and digital services as well as growth in the MTS Premium loyalty program . The Adtech business line, covering bulk SMS, email and messenger marketing, ad targeting, programmatic advertising based on MTS big data, and other tools, continued its brisk expansion with growth of 46 . 4 % year - over - year . Revenue from banking services rose 34 . 3 % year - over - year, driven by increased retail lending compared with relatively weak performance in Q 2 2022 and an increase in fees and commission income . Sales of handsets and accessories rose 25 . 9 % year - over - year, owing to the relatively low base from the previous year . S

5 MTS.RU SHAREHOLDER RETURNS At the Annual General Meeting of Shareholders (AGM) on June 18 , 2023 , shareholders approved annual dividends in the amount of RUB 34 . 29 per MTS ordinary share based on the Company’s full - year 2022 financial results, equivalent to RUB 67 . 2 bn (RUB 67 , 198 , 691 , 575 . 17 ) when including quasi - treasury shares . June 29 , 2023 , was approved as the record date to receive FY 2022 dividends . S

6 MTS.RU OTHER COUNTRY MARKETS ( AMD bn ) 2 Q23 2 Q22 Change, % Revenue 1 2. 9 12 . 6 2 . 7% OIBDA 6. 8 6 . 8 0 . 5% margin 52 .8% 53 . 9% - 1 . 1 p.p. Net profit 1 . 6 - 0 . 2 n/a margin 12.7 n/a n/a In Armenia, revenue in Q 2 2023 increased 2 . 7 % year - over - year to AMD 12 . 9 bn thanks to a high level of tourist traffic, revised tariff plans and an increase in demand for bulk SMS . In April – June 2023 , OIBDA in Armenia rose slightly compared with the previous year, amounting to AMD 6 . 8 bn , on the back of rise in advertising and commission expenses . As of the end of Q 2 2023 , the number of mobile subscribers remained essentially flat year - over - year, at 2 . 3 m . Armenia Belarus In Belarus , which is not consolidated, revenue in Q 2 2023 rose 15 . 0 % year - over - year to BYN 384 m, driven primarily by positive sales trends and the consumption of voice and data (V&D) services . OIBDA increased by 3 . 2 % in the reporting quarter to BYN 191 m, mainly thanks to higher revenues from V&D and related services . The number of mobile subscribers remained stable at 5 . 7 m as of the end of Q 2 2023 . ( BYN m ) 2 Q23 2 Q 22 Change, % Revenue 384 334 15 .0 % OIBDA 191 1 8 5 3 . 2% margin 49 . 8% 5 5 . 3% - 5 . 5 p.p. Net profit 10 4 77 35 . 1% margin 27.1% 2 3 . 1% 4 . 0 p.p. S

7 MTS.RU RECENT COMPANY NEWS Corporate developments The AGM was held by absentee voting on June 18 , 2023 . The list of persons entitled to participate in the AGM was drawn up as of May 26 , 2023 . The AGM adopted the following decisions : • Approval of the distribution of profits and the payment of dividends for the 2022 financial year in the amount of RUB 67 . 21 bn , or RUB 34 . 29 per ordinary MTS PJSC share, with a record date of June 29 , 2023 • Approval of the Company’s Annual Report and annual Financial S tatements • Approval of the composition of the Board of Directors of MTS PJSC, made up of nine members ; the majority of the seats on the Board are filled by independent directors • Election of the members of the Audit Commission of MTS PJSC • Approval of Business Solutions and Technologies Joint Stock Company as the Company’s auditor • Approval of the Regulations on the Board of Directors of MTS PJSC, as amended, and of the Regulations on Remuneration and Compensation Payable to Members of the Board of Directors of MTS PJSC, as amended S

8 MTS.RU M&A In June 2023 , MTS announced the purchase of a 41 . 62 % stake in the largest Russian provider of security services and smart home solutions for individuals and businesses . MTS also completed the reorganization of its Smart Home business vertical in order to consolidate assets and projects related to security and integration of digital systems for home and office management . Debt In July 2023 , MTS AI acquired a 16 % stake in the Russian developer of an RPA (robotic process automation) platform for procurement, accounting, sales, HR and other business functions . As a result of the deal, MTS’s B 2 B product portfolio will now have a comprehensive platform to integrate robotic automation on any scale and no matter the degree of complexity : from the launch of intelligent assistants to the full automation of key business processes . S Innovation and products In May 2023 , MTS launched Sunkey Toolkit, a remote testing service for mobile applications and websites using MTS Cloud . Part of The Platform infrastructure, the service is based on the zero - step concept, whereby IT specialists access the physical storage of handsets and tablets remotely through the MTS system, which not only reduces the time needed for product testing at all stages but also improves the quality of the testing . At the moment, MTS has more than 30 teams of testers, product specialists and developers using Sunkey Toolkit in their daily work, and the service is also now available to external users . The product has the potential to bring in over RUB 300 m in profit . In June 2023 , MTS issued RUB 5 bn worth of series 001 P - 25 exchange - traded bonds with a coupon rate of 9 . 0 % per annum and maturing in December 2025 . In June 2023 , in accordance with the terms of documentation approved at a meeting of noteholders on December 13 , 2022 , MTS PJSC fulfilled its then - current obligations for the repayment of, and coupon yield payment on, Eurobonds issued by MTS International Funding DAC (ISIN XS 0921331509 ) to the extent that it could fulfill such obligations taking into account (1) applicable Russian and foreign laws ; and (2) the requirements outlined in the documentation in light of the amendments adopted at the aforementioned meeting of noteholders . In February 2023 , MTS became one of the first companies in Russia to issue a digital financial asset (DFA) in the form of digital rights including monetary claims . The first issue was in the amount of RUB 1 billion with maturity in six months . By issuing the DFA, MTS was able to gain practical experience in using the new instrument to obtain debt financing . In March, 2023 MTS issued RUB 20 bn worth of series 001 Р - 2 4 exchange - traded bonds with a maturity of two years and a coupon rate of 9 . 05 % per annum . MTS used the funds for general corporate purposes and optimization of its debt portfolio .

9 MTS.RU In July 2023 , MTS launched beta version of its Share It service, which will allow subscribers with any operator to replace their smartphone with a new one on an annual basis . Subscribers are able to use a smartphone for 30 % off the regular price . The program also allows customers to choose the MTS More tariff and get 50 % off the cost of a smartphone throughout the entire subscription period . In July 2023 , MTS announced that it was entering the market for digital financial assets . The Bank of Russia has added DFA Hub, an MTS affiliate and developer of its own platform, to its register of information system operators issuing digital financial assets (DFAs) . Legal entities and individual entrepreneurs can use the platform — as issuers and investors ; the platform also allows organizations with a license to carry out depository activities to operate as nominal holders . The Company also plans to allow individuals to use the platform before the end of the year . The types of DFAs available include monetary claims and hybrid DFAs, which include both monetary claims and utilitarian digital rights . S In July 2023 , MTS announced that six new video analytics sensors, developed by MTS AI’s Tenvision platform team, had been made available to MTS Video Surveillance customers . The programs make it possible to count the number of people in lineups, create heat maps, and monitor the presence or absence of staff as well as the routes taken by customers, which are very popular among retailers . In July 2023 , MTS announced that it had created its own Software 2 . 0 generative network, which will reduce the time needed to develop software code by 40 % and save up to RUB 4 bn a year . The use of Software 2 . 0 will reduce the time needed to find and correct coding errors and speed up the entire process of developing and bringing new ecosystem products to market . Software 2 . 0 is already being tested by the teams responsible for MTS’s key ecosystem products — the technology platform cluster, in particular . In May 2023 , MTS, MyOffice and F+ tech introduced a secure mobile automated workstation based on the Aurora operating system and with MyOffice Documents software preinstalled . The workstation was created on the basis of a tripartite technological cooperation agreement between the companies and is aimed at MTS’s large corporate customers that need a secure corporate working environment and full control over their data . The workstation is available as a subscription - based TaaS (Telecom as a Service) product .

10 MTS.RU S CAUTIONARY NOTE ON FORWARD - LOOKING STATEMENTS Some of the information in this press release may contain projections or other forward - looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 . You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions . We wish to caution you that these statements are only predictions and that actual events or results may differ materially . We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events . We refer you to the documents MTS files from time to time with the U . S . Securities and Exchange Commission, specifically the Company’s most recent Annual Report on Form 20 - F . These documents contain and identify important factors, including those contained in the section captioned “Risk Factors”, that could cause the actual results to differ materially from those contained in our projections or forward - looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to Ukraine ; the expansion of sanctions and restrictive measures imposed on the Russian Federation and a number of Russian legal and natural persons by the United States, European Union, United Kingdom and certain other states, including the sanctions recently imposed on MTS Bank and their potential impact on our operations, assets and liabilities ; responsive regulatory, legislative and other measure[s ] by Russian authorities as a reaction to foreign sanctions and restrictive measures . On May 18 , 2023 MTS’s shareholder Sistema PJSFC (which holds 42 , 085 % in MTS capital) was designated under Russia (Sanctions) (EU Exit) Regulations 2019 (as amended) (“ UK Regulations”) . This designation does not make MTS a blocked person under the UK Regulations . The other risk factors include volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U . S . dollar and the Euro) ; commodity and equity prices and the value of financial assets ; the impact of decisions by a number of foreign suppliers of goods, works, services and software to suspend or stop providing the supply of goods, works, services and software to Russian legal and natural persons ; the impact of Russian, U . S . and other foreign government programs to restore liquidity and stimulate national and global economies ; our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so ; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses ; potential fluctuations in quarterly results ; our competitive environment ; our dependence on new service development and tariff structures ; rapid technological and market change ; risks associated with telecommunications infrastructure ; and governmental regulation of the telecommunications industries ; as well as other risks associated with operating in Russia and the CIS volatility of our stock price financial risk management and future growth . In additional, we may face the potential aggravation of existing risk factors or appearance of new risks that may affect our operations and financial results .

11 MTS.RU 8 Totals may add up differently due to rounding Group (RUB bn ) 2 Q 22 3 Q 22 4Q 22 1 Q 23 2 Q 23 Operating profit 22.3 32.6 27.8 29 . 2 34 . 3 Add: D&A 29.2 27.8 27.8 28 . 5 29 . 4 Loss from impairment of non - current assets 0.3 - - - - Adjusted OIBDA 51.8 60.5 55.6 57 . 7 63 . 7 Russia (RUB bn ) 2 Q 22 3 Q 22 4Q 22 1 Q 23 2 Q 23 Operating profit 22.2 32 . 3 27 . 3 29 . 3 34 . 8 Add: D&A 28 . 7 27 . 4 27 . 3 27 . 9 28 . 7 Loss from impairment of non - current assets 0 . 3 - - - - Adjusted OIBDA 51 . 2 59 . 7 54 . 5 57 . 2 63 . 5 Armenia (RUB m) 2 Q 22 3 Q 22 4Q 22 1 Q 23 2 Q 23 Operating profit 528 606 575 613 723 Add: D&A 462 470 504 632 698 OIBDA 990 1,076 1,080 1 , 244 1,422 S NOTE ON FINANCIAL MEASURES & DEFINITIONS This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non - IFRS . The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS . Due to rounding and translation practices, Russian ruble and functional currency margins, as well as other non - IFRS financial measures, may differ . OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows : 8

12 MTS.RU Group 2 Q 22 3 Q 22 4Q 22 1 Q 23 2 Q 23 Operating margin 17 . 5% 23 . 7% 19 . 3% 20 . 9% 23 . 4 % Add: D&A 22 . 9% 20 . 2% 19 . 3% 20 . 5% 20 . 0 % Loss from impairment of non - current assets 0 . 2% - - - - Adjusted OIBDA margin 40 . 6% 43 . 9% 38 . 5% 41 . 4% 43 . 4 % OIBDA and OIBDA margin can be reconciled to our operating margin as follows: 9 Russia 2 Q 22 3 Q 22 4Q 22 1 Q 23 2 Q 23 Operating margin 17.6% 23 . 8% 19.2% 21 . 3% 24 . 1 % Add: D&A 22 . 8% 20 . 1% 19.2% 20 . 3% 19 . 9 % Loss from impairment of non - current assets 0.2% - - - - Adjusted OIBDA margin 40 . 6% 43 . 9% 38.3% 41 . 6% 44 . 0 % Armenia 2 Q 22 3 Q 22 4Q 22 1 Q 23 2 Q 23 Operating margin 28 . 7% 31 . 3% 27 . 6% 27 . 0% 26 . 8 % Add: D&A 25 . 1% 24 . 3% 24 . 2% 27 . 9% 25 . 9 % OIBDA margin 53 . 8% 55 . 7% 51 . 8% 54 . 9% 52 . 7 % Group (RUB bn ) 6 m 22 9 m 22 12 m 2 2 3 m 2 3 6 m 2 3 Group free cash flow - 13 . 6 35 . 5 63 . 9 9 . 6 - 3 . 1 Less: Bank free cash flow - 8 . 3 17 . 8 26 . 7 - 11 . 0 - 39 . 3 Free cash flow ex - Bank - 5 . 3 17 . 7 37 . 2 20 . 6 36 . 2 Free cash flow ex - Bank can be reconciled to our free cash flow as follows: 9 Totals may add up differently due to rounding S

13 MTS.RU S Definitions Total debt . Total debt represents short - term and long - term debt excluding lease obligations and debt issuance costs . Net debt . Net debt represents total debt less cash and cash equivalents, short - term investments, long - term deposits, swap and currency hedging . Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry . Our net debt calculation may not be similar to the net debt calculation of other companies . The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS . Free Cash Flow . Free cash flow is represented by net cash from operating activities less cash used for certain investing activities . Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry . Our free cash flow calculation may not be similar to the free cash flow calculation of other companies . Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS . Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin . OIBDA represents operating income before depreciation and amortization . OIBDA margin is defined as OIBDA as a percentage of our net revenues . OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss . We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt . While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non - cash current period allocation of costs associated with long - lived assets acquired or constructed in prior periods . Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry . We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded . Subscriber . We define a “subscriber” as an organization or individual whose SIM - card : ▪ shows traffic - generating activity or ▪ accrues a balance for services rendered or ▪ is replenished or topped off over the course of any three - month period, inclusive within the reporting period, and was not blocked at the end of the period .

M CONSOLIDATED FINANCIAL STATEMENTS T

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022
Service revenue	264 939	237 604	136 356	119 922
Sales of goods	21 390	22 135	10 372	7 851
Revenue	**286 329**	**259 739**	**146 728**	**127 773**
Cost of services	(78 174)	(73 954)	(39 649)	(37 587)
Cost of goods	(19 161)	(20 054)	(9 400)	(6 999)
Selling, general and administrative expenses	(60 322)	(50 866)	(29 653)	(26 612)
Depreciation and amortization	(57 933)	(58 755)	(29 384)	(29 210)
Operating share of the profit of associates and joint ventures	3 120	2 294	1 849	954
Impairment of non-current assets	-	(489)	-	(282)
Other operating expenses	(10 387)	(8 925)	(6 199)	(5 697)
Operating profit	**63 472**	**48 990**	**34 292**	**22 340**
Other non- operating income / (expenses):				
Finance income	1 240	356	739	(47)
Finance costs	(25 590)	(30 958)	(13 008)	(16 608)
Other non-operating income	(2 034)	5 392	(1 127)	9 862
Total other non-operating expenses, net	**(26 384)**	**(25 210)**	**(13 396)**	**(6 793)**
Profit before tax from continuing operations	**37 088**	**23 780**	**20 896**	**15 547**
Income tax expense	(7 264)	(5 979)	(3 943)	(3 465)
Profit for the period from continuing operations	**29 824**	**17 801**	**16 953**	**12 082**
Discontinued operation:				
Profit/(loss) after tax for the period from discontinued operation	**142**	**(2 666)**	**83**	**(967)**
Profit for the period	**29 966**	**15 135**	**17 036**	**11 115**
Profit for the period attributable to non-controlling interests	(467)	(330)	230	(166)
Profit for the period attributable to owners of the Company	**29 499**	**14 805**	**16 806**	**10 949**
Other comprehensive (loss) / income				
Items that may be reclassified subsequently to profit or loss				
Exchange differences on translating foreign operations	5 597	(5 268)	3 122	(7 715)
Net fair value (loss)/income on financial instruments	(73)	(85)	2	1 400
Other comprehensive (loss) / income for the period	**5 524**	**(5 353)**	**3 124**	**(6 315)**
Total comprehensive income for the period	**35 490**	**9 782**	**20 160**	**4 800**
Less comprehensive income for the period attributable to the noncontrolling interests	(467)	(330)	(230)	(166)
Comprehensive income for the period attributable to owners of the Company	**35 023**	**9 452**	**19 930**	**4 634**
Weighted average number of common shares outstanding, in thousands - basic	1 687 339	1 674 569	1 689 672	1 684 311
Earnings per share attributable to the Group - basic:				
EPS from continuing operations	17,40	10,43	9,90	7,07
EPS from discontinued operation	0,08	(1,59)	0,05	(0,57)
Total EPS - basic	17,48	8,84	9,95	6,50
Weighted average number of common shares outstanding, in thousands - diluted	1 708 499	1 700 788	1 708 499	1 709 952
Earnings per share attributable to the Group - diluted:				
EPS from continuing operations	17,18	10,27	9,79	6,97
EPS from discontinued operation	0,08	(1,57)	0,05	(0,57)
Total EPS - diluted	17,26	8,70	9,84	6,40

14
MTS.RU

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND AS OF DECEMBER 31, 2022
(AMOUNTS IN MILLIONS OF RUB)

	As of June 30, 2023	As of December 31, 2022
NON-CURRENT ASSETS:		
Property, plant and equipment	306 026	312 509
Investment property	8 109	4 925
Right-of-use assets	116 324	120 192
Intangible assets	172 176	165 243
Investments in associates	13 954	9 752
Other investments	12 268	7 539
Deferred tax assets	8 918	11 610
Accounts receivable, related parties	1 298	1 767
Bank loans to customers and interbank loans due from banks	155 433	138 199
Other financial assets	16 537	6 265
Other non-financial assets	3 489	4 046
Total non-current assets	**814 532**	**782 047**
CURRENT ASSETS:		
Inventories	15 925	14 199
Trade and other receivables	37 548	37 176
Accounts receivable, related parties	2 636	2 643
Bank loans to customers and interbank loans due from banks	106 273	96 135
Short-term investments	24 913	24 422
VAT receivable	8 794	10 867
Income tax assets	1 299	785
Assets held for sale	229	273
Cash and cash equivalents	46 606	78 292
Other financial current assets	26 074	24 015
Advances paid and prepaid expenses, contract and other non-financial current assets	9 750	12 076
Total current assets	**280 047**	**300 883**
Total assets	**1 094 579**	**1 082 930**
EQUITY:		
Equity attributable to owners of the Company*	-29 691	-9 367
Non-controlling interests	6 310	5 750
Total equity	**-23 381**	**-3 617**
NON-CURRENT LIABILITIES:		
Borrowings	349 467	368 393
Lease obligation	119 687	123 894
Bank deposits and liabilities	10 786	12 397
Deferred tax liabilities	13 258	17 759
Provisions	8 153	7 288
Other financial liabilities	4 706	3 464
Other non-financial liabilities	2 989	2 007
Total non-current liabilities	**509 046**	**535 202**
CURRENT LIABILITIES:		
Trade and other payables	100 767	67 166
Accounts payable, related parties	871	1 451
Borrowings	137 795	117 747
Lease obligation	20 564	19 608
Bank deposits and liabilities	261 168	260 744
Income tax liabilities	2 192	3 150
Provisions	24 727	23 757
Other financial liabilities	3 892	2 985
Other non-financial and contract liabilities	56 938	54 737
Total current liabiliites	**608 914**	**551 345**
Total equity and liabilities	**1 094 579**	**1 082 930**

15

MTS.RU

16 MTS.RU S MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (AMOUNTS IN MILLIONS OF RUB) Six months ended Six months ended June 30, 2023 June 30, 2022 Profit for the period 29 966 15 135 Adjustments for: Depreciation and amortization 57 933 58 825 Finance income (1 240) (356) Finance costs 25 590 30 969 Income tax expense 7 264 5 934 Net foreign exchange gain and change in fair value of financial instruments 1 859 (4 024) Share of the (profit) / loss of associates (3 280) (2 412) Inventory obsolescence expense 968 1 002 Allowance for doubtful accounts 1 059 1 225 Bank reserves 14 161 11 762 Change in provisions 3 598 (3 315) Impairment of non - current assets - 489 Other non - cash items (3 515) 163 Movements in operating assets and liabilities: Decrease in trade and other receivables and contract assets 75 1 217 Increase in bank loans to customers and interbank loans to banks (41 023) (13 799) (Increase)/Decrease in inventory (2 596) 3 453 Decrease in VAT receivable 2 132 1 566 (Increase)/Decrease in advances paid and prepaid expenses (11 958) 1 819 Decrease in trade and other payables, contract liabilities and other liabilities (1 312) (14 509) Decrease in bank deposits and other bank liabilities (10 676) (9 138) Dividends received 2 591 2 057 Income taxes paid (10 913) (5 864) Interest received 902 513 Interest paid, net of interest capitalised (25 571) (28 718) Net cash provided by operating activities 36 014 53 994

17 MTS.RU S CONTACTS ir@mts.ru 8 (495) 223 - 20 - 25 CASH FLOWS FROM INVESTING ACTIVITIES: Aquisition of subsidiary, net of cash acquired 319 (7 134) Purchases of property, plant and equipment (14 676) (40 599) Purchases of other intangible assets (excl. cost to obtain contracts) (22 731) (18 811) Purchases of investment property (1 190) - Cost to obtain and fulfill contracts, paid (2 148) (2 109) Proceeds from sale of property, plant and equipment and assets held for sale 2 125 1 842 Purchases of short - term and other investments (3 962) (1 304) Proceeds from sale of short - term and other investments 1 419 7 681 Investments in associates (800) (700) Cash payments related to swap contracts 388 (821) Proceeds from sale of subsidiaries - (86) Other investing activities (36) 379 Net cash used in investing activities (41 292) (61 662) CASH FLOWS FROM FINANCING ACTIVITIES: Repayment of loans (36 344) (11 512) Proceeds from loans 41 018 47 383 Cash flows from transactions under common control (84) - Repayment of notes (28 344) (20 523) Proceeds from issuance of notes 21 150 29 900 Notes and debt issuance cost paid (35) (135) Lease obligation principal paid (9 032) (7 837) Dividends paid (25 525) (9) Proceeds from sales of treasury shares 3 370 - Sale of non - controlling interests 482 - Acquisition of non - controlling interests (1 208) - Other financing activities 1 198 (1 900) Net cash (used in)/provided by financing activities (33 354) 35 367 Effect of exchange rate changes on cash and cash equivalents 6 946 (10 436) NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS: (31 686) 17 263 CASH AND CASH EQUIVALENTS, at beginning of the period 78 292 40 590 CASH AND CASH EQUIVALENTS, at end of the period 46 606 57 853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: August 22, 2023